UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                              Kestrel Energy, Inc.
                                (Name of Issuer)

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                   492545 10 8
                                 (CUSIP Number)

                              S. Lee Terry, Jr.
                            Davis Graham & Stubbs LLP
                       1550 Seventeenth Street, Suite 500
                             Denver, Colorado 80202
                                 (303) 892-9400
                  (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              February 24, 2004
           (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

                              CUSIP No. 492545 10 8

1)    Name of Reporting Persons
      S.S. or I.R.S. Identification No. of Above Person

      Barry D. Lasker

2) Check the Appropriate Box if a Member of a Group*

      (a)  |_|
      (b)  |_|

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3) SEC USE ONLY

4)    Source of Funds

      PF

5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
      |-|

6)    Citizenship or Place of Organization

      U.S.

      Number of Shares                7)  Sole Voting Power      350,000
      Beneficially Owned              8)  Shared Voting Power          0
      By Each Reporting               9)  Sole Dispositive Power 350,000
      Person With                   10)  Shared Dispositive Power      0

11) Aggregate Amount Beneficially Owned by Each Reporting Person

      350,000

12)   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      |_|

13)   Percent of Class Represented by Amount in Row (11)

      3.3%

14)   Type of Reporting Person

      IN

                                  SCHEDULE 13D
                                 BARRY D. LASKER


Item 1.     Security and Issuer

            No Par Value Common Stock ("the Shares") of Kestrel  Energy,  Inc.
            (the  "Company"),   1726  Cole  Boulevard,  Suite  210,  Lakewood,
            Colorado 80401

Item 2.     Identity and Background

            (a)  Name: Barry D. Lasker

                                       2

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            (b)  Business 1502 Augusta Dr., Suite 316 Address: Houston, Texas
                 77057

            (c) Principal Occupation Consultant and Name, Principal Business and 1502 Augusta Dr., Suite 316 Address: Houston, Texas 77057

            (d)  Criminal Proceedings: None

            (e)  Civil Proceedings: None

            (f)  Citizenship: U.S.

Item 3.     Source and Amount of Funds or Other Consideration

            Not Applicable.

Item 4.     Purpose of Transaction

            (a) None
            (b) None.
            (c) None.
            (d) None.
            (e) None.
            (f) None.
            (g) None.
            (h) None.
            (i) None.
            (j) None.

Item 5.     Interest in Securities of the Issuer

            (a) 350,000 Shares of Common Stock (3.3%) beneficially owned, which includes 30,000 Shares and options to purchase 320,000 Shares.

            (b) Number of Shares as to which there is sole power to vote - 350,000; shared power to direct the vote - 0; sole power to direct the disposition - 350,000; shared power to direct the disposition - 0.

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


            (c) On May 5, 2003, the Reporting Person entered into a Revolving Credit Loan Agreement to loan the Company up to $200,000, and a Revolving Credit Master Note pursuant to which the Reporting Person had the option to convert all or any portion of the unpaid principal and interest into Shares at a conversion price of $0.40 per Share, or 500,000 Shares based on the principal. On February 24, 2004, the Loan was assigned to Samson Exploration N.L., an affiliate of the Issuer, in exchange for payment of $200,000 to the Reporting Person, the current outstanding principal balance at the time of transfer. Subsequent to this transaction, the Reporting Person sold 9,000 Shares at $0.65 on July 13, 2004, and 2,100 Shares at $0.63 on July 14, 2004. Prior to these transactions, on May 31, 2003, a warrant issued to the Reporting Person to purchase 20,000 additional Shares expired.

            (d) None.

            (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

            None.

Item 7.     Material to be filed as Exhibits

            None.

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


                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: August 02, 2004                /S/BARRY D. LASKER
                                     ------------------------------------------
                                     Barry D. Lasker


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